                                         Filed by Hughes Electronics Corporation
                                    Subject Company - General Motors Corporation
                                              and Hughes Electronics Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
                                and Deemed Filed Pursuant to Rule 14a - 12 under
                                                      the Securities Act of 1934
                                                  Commission File No. 000-26035.

     The following slides were presented in connection with a GM $1 2/3 analyst conference call on Monday, October 29, 2001, a transcript of which follows the slides.


================================================================================

                             Hughes/EchoStar Merger

================================================================================

                     Presentation to GM Automotive Analysts

                                  October 2001

                                   Safe Harbor
================================================================================

This presentation contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause our actual results to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. The factors that could cause actual results of EchoStar Communications Corporation ("EchoStar") or a combined EchoStar and Hughes Electronics Corporation ("Hughes") to differ materially, many of which are beyond the control of EchoStar include, but are not limited to, the following:
(1) the businesses of EchoStar and Hughes may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected;
(2) expected benefits and synergies from the combination may not be realized within the expected time frame or at all; (3) revenues following the transaction may be lower than expected; (4) operating costs, customer loss and business disruption including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the transaction; (5) generating the incremental growth in the subscriber base of the combined company may be more costly or difficult than expected; (6) the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; (7) the effects of legislative and regulatory changes; (8) an inability by EchoStar to obtain certain retransmission consents; (9) EchoStar's inability to retain necessary authorizations from the FCC; (10) an increase in competition from cable as a result of digital cable or otherwise, direct broadcast satellite, other satellite system operators, and other providers of subscription television services; (11) the introduction of new technologies and competitors into the subscription television business; (12) changes in labor, programming, equipment and capital costs; (13) future acquisitions, strategic partnership and divestitures; (14) general business and economic conditions; and (15) other risks described from time to time in EchoStar's periodic reports filed with the Securities and Exchange Commission. You are urged to consider statements that include the words "may," "will," "would," "could," "should," "believes," "estimates," "projects," "potential," "expects," "plans," "anticipates," "intends," "continues" or the negative of those words or other comparable words to be uncertain and forward-looking. This cautionary statement applies to all forward-looking statements in this presentation.

Subject to future developments, EchoStar may file with the Securities and Exchange Commission a registration statement at a date or dates subsequent hereto to register the EchoStar shares to be issued in the proposed transaction. Investors and security holders are urged to read the registration statement (when and if available) and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. Investors and security holders may obtain a free copy of the registration statement (when and if available) and other relevant documents at the SEC's Internet web site at www.sec.gov. The registration statement (when and if available) and other relevant documents may also be obtained free of charge from EchoStar by directing such request to: EchoStar Communications Corp., 5701 South Santa Fe Drive, Littleton, CO 80120, Attention:
Investor Relations.

EchoStar and certain executive officers of EchoStar may be deemed to be "participants" in EchoStar's solicitation of proxies from GM and GMH shareholders. A detailed list of the names, affiliations and interests of the participants in the solicitation was filed with the Securities and Exchange Commission on DATE.

                               Transaction Summary

================================================================================

 . Transaction involves spin-off of Hughes immediately followed by a Hughes/EchoStar merger

 . Just prior to the spin-off, Hughes remits $4.2 billion of cash to GM to redeem $4.2 billion of GM's economic interest in Hughes

 .  GM executes tax-free spin-off of Hughes

   - Class H shareholders receive one share of Hughes stock per Class H share

 .  Hughes and EchoStar merge on the basis of EchoStar shareholders receiving
   1.3699 shares of Hughes stock

   - Equivalent to 0.73 EchoStar shares per Class H share

 . After the redemption of $4.2 billion of GM's interest in Hughes for cash, GM's remaining equity stake would amount to roughly 11% of the merged company

   -  GM's retained interest could be:

           > Exchanged for outstanding GM debt securities to improve GM's net liquidity position (debt exchange limited to 100 million shares)

           > Retained as a store of value or sold in the market over time

           > Distributed pro-rata to $1-2/3 shareholders at closing

                             GM's Economic Interest

   =============================================================================

   . GM would re-deploy its $7.8 billion /(1)/ economic interest in Hughes as follows:

                           ------------------------------
                             --------------------------
                                       Cash
                                    $4.2 billion          $6.0 billion Liquidity
                             --------------------------
                             --------------------------
                              Debt for Equity Exchange
       $7.8 billion /(1)/         $1.8 billion /(1)/
                             --------------------------
                             --------------------------
                                 Stock retained or
                                    distributed
                                 $1.8 billion /(1)/
                             --------------------------

                                    $7.8 billion
                           ------------------------------

/(1)/ Assumes an implied GM Class H stock price of $18.44 (based on EchoStar closing stock price of $25.26 on October 26, 2001, and exchange ratio of
      1.3699 Hughes shares for each EchoStar shares)

                          Pro Forma Economic Ownership

================================================================================

     --------------                                       ------------------
        Class H                                             EchoStar Public
      Shareholders                                           Shareholders
     --------------                                       ------------------

                    53%                               18%

                          ----------------------------

                                 Merged Company
                                   (EchoStar)

                          ----------------------------

                    11%                               18%
     --------------                                          ---------------
         GM $1-2/3                                              Charles
       Shareholders                                              Ergen
     --------------                                          ---------------



Note: Assumes $4.2 billion redemption by GM at an illustrative price of $18.44 based upon the implied deal value. Does not include the exchange of up to 100 million GM Class H common stock for GM outstanding debt

                                Financing Summary

================================================================================

 .     Transaction expected to require $5.5 billion in funding

       -      Financing to be secured from debt and equity markets

       - Financing backstopped by $2.75 billion bridge commitment from Deutsche Bank & $2.75 billion bridge from GM

              * GM commitment expected to be replaced with funding from another leading financial institution near term and is fully secured by a pledge of EchoStar stock owned by a trust controlled by Charles Ergen

                       Regulatory Risk/Downside Protection

================================================================================

 .   Confident that antitrust and FCC clearance will be obtained based on substantial consumer benefits guaranteed by this business combination

 .   If merger does not receive regulatory approval

    -    EchoStar would pay Hughes $600M in "reverse break-up fees"

    -    EchoStar would purchase Hughes' 81% stake in PanAmSat for $2.7 billion

                        Benefits of EchoStar Partnership

================================================================================

 .   Creates nation's largest multi-channel competitor to cable companies

 .   Opportunity to derive significant synergies to substantially increase value of combined entity

 .   Transaction offers 20% premium to GMH shareholders

    -  Equivalent premium to be realized by GM on its economic holdings

 .   Provides financial flexibility/liquidity to GM

 .   Confident of regulatory approvals

 .   Downside protection for Hughes under "failed transaction"

  Benefits to General Motors & $1-2/3 Stockholders

=========================================================================

 .   Transaction to be executed on a tax-free basis

 .   Improved cash/liquidity

    -$ 4.2 billion in cash

    -$ 1.8 billion - debt for equity exchange

 .   Retained equity interest in Merged Company of about 11% before GM debt-equity exchange

    - About 5% after GM debt-equity exchange

 .   Potential to share in growth/synergies of Merged Company

                                Next Steps/Timing
=======================================================================

 .   Execution of Definitive Agreements                   Completed

 .   GM $1-2/3 and GMH Shareholder Approval               4-6  Months

 .   Secure Tax-Free Ruling                               5-7  Months

 .   Receive Regulatory Clearances                        9-12 Months

    -   Antitrust and FCC

 .   Close Transaction                                    9-12 Months

                                   Safe Harbor

================================================================================

         Materials included in this filing contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause our actual results to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. The factors that could cause actual results of General Motors Corp. ("GM"), EchoStar Communications Corporation ("EchoStar"), Hughes Electronics Corp. ("Hughes"), or a combined EchoStar and Hughes to differ materially, many of which are beyond the control of EchoStar, Hughes or GM include, but are not limited to, the following: (1) the businesses of EchoStar and Hughes may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected benefits and synergies from the combination may not be realized within the expected time frame or at all; (3) revenues following the transaction may be lower than expected; (4) operating costs, customer loss and business disruption including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the transaction; (5) generating the incremental growth in the subscriber base of the combined company may be more costly or difficult than expected; (6) the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; (7) the effects of legislative and regulatory changes; (8) an inability to obtain certain retransmission consents; (9) an inability to retain necessary authorizations from the FCC; (10) an increase in competition from cable as a result of digital cable or otherwise, direct broadcast satellite, other satellite system operators, and other providers of subscription television services; (11) the introduction of new technologies and competitors into the subscription television business; (12) changes in labor, programming, equipment and capital costs; (13) future acquisitions, strategic partnership and divestitures; (14) general business and economic conditions; and (15) other risks described from time to time in periodic reports filed by EchoStar, Hughes or GM with the Securities and Exchange Commission. You are urged to consider statements that include the words "may," "will," "would," "could," "should," "believes," "estimates," "projects," "potential," "expects," "plans," "anticipates," "intends," "continues," "forecast," "designed," "goal," or the negative of those words or other comparable words to be uncertain and forward-looking. This cautionary statement applies to all forward-looking statements included in this filing.

                                   Safe Harbor

================================================================================

         In connection with the proposed transactions, General Motors, Hughes and EchoStar intend to file relevant materials with the Securities and Exchange Commission, including one or more Registration Statement(s) on Form S-4 that contain a prospectus and proxy/consent solicitation statement. Because those documents will contain important information, holders of GM $1-2/3 and GM Class H common stock are urged to read them, if and when they become available. When filed with the SEC, they will be available for free at the SEC's website, www.sec.gov, and GM stockholders will receive information at an appropriate time on how to obtain transaction-related documents for free from General Motors. Such documents are not currently available.

         General Motors, and its directors and executive officers, and Hughes, and certain of its officers, may be deemed to be participants in GM's solicitation of proxies or consents from the holders of GM $1-2/3 common stock and GM Class H common stock in connection with the proposed transactions. Information about the directors and executive officers of GM and their ownership of GM stock is set forth in the proxy statement for GM's 2001 annual meeting of shareholders. Participants in GM's solicitation may also be deemed to include the following persons whose interests in GM are not described in the proxy statement for GM's 2001 annual meeting:

John M. Devine            Vice Chairman and CFO, General Motors
Jack A. Shaw              Chief Executive Officer, Hughes
Roxanne S. Austin         Executive VP, Hughes; President and COO, DIRECTV
Eddy W. Hartenstein       Senior Executive VP, Hughes; Chairman, DIRECTV
Michael J.Gaines          Corporate VP and CFO, Hughes

                                   Safe Harbor

================================================================================

         Mr. Devine beneficially owns 139,204.80 GM $1-2/3 shares and 27,177 GM Class H shares. Mr. Shaw beneficially owns 3,604 GM $1-2/3 shares and 1,415,915 GM Class H shares. Ms. Austin beneficially owns 2,804 GM $1-2/3 shares and 860,454 GM Class H shares. Mr. Hartenstein beneficially owns 2,622 GM $1-2/3 shares and 1,138,899 GM Class H shares. Mr. Gaines beneficially owns 337 GM $1-2/3 shares and 165,329 GM Class H shares. The above ownership information includes shares that are purchasable under options that are exercisable within 60 days of October 15, 2001. In addition, Mr. Devine holds options to acquire shares of GM $1-2/3 common stock that are not exercisable within 60 days of October 15, 2001, and each of Mr. Shaw, Ms. Austin, Mr. Hartenstein and Mr. Gaines holds options to acquire shares of GM Class H common stock that are not exercisable within 60 days of October 15, 2001.

         Each of Mr. Shaw, Ms. Austin, Mr. Hartenstein and Mr. Gaines has a severance agreement with Hughes that provides for severance in the event of an involuntary termination after a change in control, and each also has a retention agreement that provides for certain payments in the event of a change in control.

         EchoStar and certain of its executive officers may be deemed to be "participants" in GM's solicitation of consents from the holders of GM $1-2/3 and GM Class H shares in connection with the proposed transactions. Information about the executive officers of EchoStar is set forth in the proxy statement for EchoStar's 2001 annual meeting of shareholders. As of Oct. 28, 2001, EchoStar held approximately 1,000 shares of GM $1-2/3 common stock and 185,000 shares of GM Class H common stock. Mr. Ergen beneficially owns approximately 1,000 shares of GM $1-2/3 common stock and approximately 10,000 of GM Class H common stock.

         Investors may obtain additional information regarding the interests of the participants by reading the prospectus and proxy/consent solicitation statement if and when it becomes available.

         This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

                                 GENERAL MOTORS

In connection with the proposed transactions, General Motors, Hughes and EchoStar intend to file relevant materials with the Securities and Exchange Commission, including one or more Registration Statement(s) on Form S-4 that contain a prospectus and proxy/consent solicitation statement. Because those documents will contain important information, holders of GM $1-2/3 and GM Class H common stock are urged to read them, if and when they become available. When filed with the SEC, they will be available for free at the SEC's website, www.sec.gov, and GM stockholders will receive information at an appropriate time on how to obtain transaction-related documents for free from General Motors. Such documents are not currently available.

General Motors and its directors and executive officers, Hughes and certain of its officers, and EchoStar and certain of its executive officers may be deemed to be participants in GM's solicitation of proxies or consents from the holders of GM $1-2/3 common stock and GM Class H common stock in connection with the proposed transactions. Information regarding the participants and their interest in the solicitation of proxies or consents from the holders of GM $1-2/3 common stock and GM Class H common stock in connection with the proposed transactions was filed pursuant to Rule 425 with the Securities and Exchange Commission by each of GM, Hughes and EchoStar on October 29, 2001.

Investors may obtain additional information regarding the interests of the participants by reading the prospectus and proxy/consent solicitation statement if and when it becomes available.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Materials included in this filing contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause our actual results to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. The factors that could cause actual results of General Motors Corp. ("GM"), EchoStar Communications Corporation ("EchoStar"), Hughes Electronics Corp. ("Hughes"), or a combined EchoStar and Hughes to differ materially, many of which are beyond the control of EchoStar, Hughes or GM include, but are not limited to, the following: (1) the businesses of EchoStar and Hughes may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected benefits and synergies from the combination may not be realized within the expected time frame or at all; (3) revenues following the transaction may be lower than expected; (4) operating costs, customer loss and business disruption including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the transaction; (5) generating the incremental growth in the subscriber base of the combined company may be more costly or difficult than expected; (6) the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; (7) the effects of legislative and regulatory changes; (8) an inability to obtain certain retransmission consents; (9) an inability to retain necessary authorizations from the FCC; (10) an increase in competition from cable as a result of digital cable or otherwise, direct broadcast satellite, other satellite system operators, and other providers of subscription television services; (11) the introduction of new technologies and competitors into the subscription television business; (12) changes in labor, programming, equipment and capital costs; (13) future acquisitions, strategic partnership and divestitures; (14) general business and economic conditions; and (15) other risks described from time to time in periodic reports filed by EchoStar, Hughes or GM with the Securities and Exchange Commission. You are urged to consider statements that include the words "may," "will," "would," "could," "should," "believes," "estimates," "projects," "potential," "expects," "plans," "anticipates," "intends," "continues," "forecast," "designed," "goal," or the negative of those words or other comparable words to be uncertain and forward-looking. This cautionary statement applies to all forward-looking statements included in this filing.

                             Moderator: John Devine

                                October 29, 2001
                                  3:00 p.m. EST

Operator:            Ladies and gentlemen, thank you for standing by. Welcome to the GM one and two-thirds analyst conference call. During the presentation all participants will be in a listen only mode. Afterwards, you will be invited to participate in a question and answer session. At that time if you have a question, you will need to press the one followed by the four on your telephone. As a reminder, this conference is being recorded Monday, October 29, 2001. I would now like to turn the conference over to Mr. Paul Schmitt [sp], Executive with GM Investor Relations. Please go ahead, sir.

Paul Schmitt:        Thank you and good afternoon and welcome to our analysts
                     call to discuss the announcement earlier today of the agreement that we have with EchoStar for the spin-off of Hughes from GM and the merger of Hughes subsequently with EchoStar. I assume that some of you, but certainly not everyone, did participate in the meeting and web cast that took place earlier today. The charts for this afternoon's meeting have been e-mailed to all of you and are also concurrently posted on the GMIR web site for those of you that may not have them in front of you now.

                     Joining us today from New York are John Devine, our Vice Chairman and CFO; Eric Feldstein, our GM Vice President of Finance and Treasurer; and also Joe Walker who is part of the GM team. Before we turn the meeting over to Eric to walk through the charts, let me refer you to chart number one which is our normal safe harbor language. Of course, everything that we cover today in the meeting will be governed by the language of that safe harbor. Now I'd like to turn the meeting over to Eric Feldstein, who will walk us through the charts, starting with chart number two.

Eric Feldstein:      I'd like to begin by very briefly taking you through the
                     basic mechanics of the deal and then focus on what we see as the key benefits of the transaction. The structure of the deal, it's a spin/merge transaction. It's a spin-off of Hughes immediately followed by a Hughes EchoStar merger.
                     The first step actually takes place just prior to the spin-off. Right before the spin-off, Hughes would remit
                     $4.2 billion of cash to GM to redeem $4.2 billion of GM's economic interest in Hughes. It's essentially a directed share of buy back by Hughes of GM's interests to the tune of 4.2 billion. The second step, GM executes a tax free spin-off of Hughes so each class shareholder would receive a share of Hughes stock for every Class H share they own.
                     The third step is the merger. If Hughes and EchoStar merge, EchoStar shareholders receive 1.3699 shares of Hughes stock per EchoStar share. And for those of you who have been thinking about it the other way, it's equivalent to .73
                     EchoStar shares per Class H share. After the 4.2 billion redemption of GM's interest in Hughes for cash, GM would have a remaining equity stake of roughly 11% of the merged entity.

                     Now there are several things GM could do with that retained stake. One thing we seek to do is we plan to exchange a portion of our Hughes stock for outstanding GM debt securities. Now this debt exchange is simply a tax efficient way to monetize our Hughes stock holdings. We use our Hughes stock as currency to redeem debt so it improves our net liquidity position. We're paying down our debt with this Hughes currency. The second thing we could do is merely retain the stock in a merged entity, retain it as a store value, perhaps sell it over time or we could distribute a portion pro rata to one and two-thirds shareholders at closing.

                     At this point in time we haven't really determined how best to deploy the retained interest. Over the coming months as the transaction closing date approaches, we'll assess our capital needs, we'll assess our capital position, and we'll decide how much, if any, to distribute pro rata to shareholders, how much to retain as a store of value for perhaps future flexibility, and how much to effectively monetize by using the Hughes stock to redeem debt.

                     Turning to the page three, this chart shows how GM would redeploy its economic interest in Hughes. This chart is based on a Hughes stock at $18.40 roughly. That's .73 of EchoStar's closing price on Friday, and at that price GM's economic interest would amount to 7.8 billion as illustrated here on the chart. Now with today's price, GM's interest would be worth roughly $6 billion, $6-1/2 billion. Let me talk to this redeployment as the chart reads with
                     7.8 billion and then I'll indicate how that would change to the extent GM's interest is lower.

                     First, of the total economic interest, we would receive $4.2 billion in cash to the redemption with Hughes. Hughes buys back $4.2 billion of GM's interest. Second, we could seek to do this debt for equity exchange of roughly 100 million shares. The contract provides for us to do up to 100 million, and at $18 a share that would provide about $1.8 billion of liquidity for total liquidity to GM of six billion. So if our interest is 7.8 billion, we monetize six, we would have 1.8 billion left so we could retain 1.8 billion and/or distribute a portion thereof. Now if our interest were lower, say today's price, roughly 6-1/2 billion, we would still monetize 4.2 billion through the redemption, the 4.2 billion dividend a redemption is sort of a hard rock. As long as our interest is 4.2 billion or higher we're assured 4.2 billion of cash for this redemption. Now, 100 million shares at $14 or $15 a share would amount to about 1.4, 1.5 billion, so overall our liquidity would be a little less, 5.6 to 5.7 billion; and since our total pie is only 6-1/2 what we retain is lower in that case. It would be about $900 billion. So again, the
                     4.2 billion is assured as long as our interest is that high. How much we sell, up to 100 million shares, will depend on the stock price, and that which is left we can retain or distribute to shareholders.

                     Page four illustrates the pro forma economic ownership of the merged company. What you see is the existing Class H shareholders would own 53% of the merged entity. You see the EchoStar and the Charlie Ergen holdings in particular. And the GM one and two-thirds shareholders at 11%, that assumes we retain everything after the redemption to the extent GM executes a debt exchange, as I discussed, or distributes to GM one and two-third shareholders, the GM shareholding would be reduced.

                     I want to talk to the financing a little bit on page five. The transaction is expected to require about $5-1/2 billion in external funding, and this 5-1/2 billion of external funding coupled with excess cash at EchoStar should be more than adequate to meet the funding needs of the transaction, including the 4.2 billion dividend to GM. Now the baseline plan would be that financing would be secured from the debt and the equity markets and perhaps in addition to the capital markets there may be some strategic investors as well. To the extent that financing could not be secured from the market, it's back stopped -- the funding is back stopped by a 2.75 billion bridge commitment from Deutsche and for now a 2.7 billion bridge from GM. Now GM is highly confident that our bridge will be replaced with a bridge from another financial institution in the near term. And as highly confident as GM is, I think Charlie Ergen is even more confident because he's pledged 2.75 billion of his own personal stock to collateralize GM's bridge. So while we have some temporary exposure -- we certainly hope it's temporary -- we're planning to have a bank take us out of our bridge. Even if a bank is unable to take us out of our bridge and we're able to raise, or EchoStar is able to raise $5-1/2 billion through the debt equity market, strategic equity, our exposure is eliminated because the bridge is eliminated, having secured the funding from the markets. Now to the extent we're not taken out of our bridge and the 5-1/2 billion is not raised from the markets, our bridge would be drawn. GM would have a note from EchoStar, but that note would be fully backed by Charlie Ergen's stock.

                     On page six, I'd like to address the regulatory issue, which many have raised as a concern with respect to this merger. First, I want to emphasize that when GM evaluated alternative merger transactions, one of our key criteria was certainty of closure. We did not want to incur a high risk of a failed deal, so you can be sure we would not be pursuing an EchoStar deal if we were not confident regulatory approval would be secured. Are there regulatory issues in this deal? Yes, certainly. Will it attract regulatory scrutiny? Absolutely.

                     The real question is whether it will prevail with the regulators. We're confident we will. We're confident that antitrust and FCC clearance will be obtained. Of course, there will be substantial consumer benefits emerging from this combination, and while the regulators will be concerned that 10, 20 percent of the country, particularly rural areas, there may be anti-competitive issues, they'll be motivated to work with us to solve them because it's pro competitive in 80, 90 percent of the country. So we're confident that we will prevail with the regulators. On the off chance that regulatory approval is not secured, the contract does provide for some down side protection to Hughes, specifically on a failed deal due to no regulatory approval, EchoStar would pay Hughes $600 million in a breakup fee and EchoStar would be required to purchase Hughes' 81% stake in PanAmSat for $2.7 billion. So that would provide Hughes with some good liquidity.

                     The benefits of EchoStar partnership are summarized on page seven. I think they're straightforward. The combination would create the nation's largest multi-channel competitor to cable. The opportunity derived substantial synergies and the transaction does offer a 20% premium to the GMH shareholders and GM, too, would realize the equivalent premium on its economic holdings. As we discussed, there's good liquidity and financial flexibility to GM. We are confident of regulatory approvals, and if we're not able to secure the approvals, there is some down side protection for Hughes under the failed deal.

                     The benefits to GM and to the one and two-thirds stockholders summarized on page eight. First, the transaction is to be executed on a tax free basis so there's no tax leakage. There's improved cash liquidity, financial flexibility, at least 4.2 billion in cash from the initial redemption, and to the extent we can monetize through this debt equity exchange tax efficiently, there's more liquidity to be had, perhaps as much as 1-1/2, 1.8 billion.

                     The retained equity interest in the merged company would offer GM the potential to share in the growth in synergies in the merged company going forward and we think that's meant there's a sound one. I've outlined the next steps and the timing to closing on page nine. The definitive agreements have been executed. Over the next four, six months we should be able to secure the appropriate shareholder approvals. Within five to seven months, we should secure the tax free ruling, and regulatory clearance somewhere in the nine to 12 month window. So we're hopeful we can close this transaction within nine to 12 months.

J. Devine:           OK, operator, that completes the prepared remarks. I guess we'd like to open it up now to questions.

Operator:            Ladies and gentlemen, if you wish to register a question
                     for today's question and answer session, you will need to press the one followed by the four on your telephone. You will hear a three tone prompt acknowledging your request.
                     If your question has been answered and you wish to withdraw your polling request, you may do so by pressing the one followed by the three. If you are using a speaker phone, please pick up your handset before entering your request.
                     One moment, please, for the first question. Rod Lache with Deutsche Bank, please go ahead with your question.

Rod Lache:           Good afternoon. I have a few questions. The first one is
                     just kind of a technical question. The 11% retention, the stake that you're going to retain in this new entity, that's prior to executing the debt equity swap; is that correct?

Man:                 That is correct.

R. Lache:            OK.  So assuming you executed this thing, it would be
                     roughly half of that?

Man: Right. It would actually go down to a little over five percent. That's exactly right.

R. Lache:            OK. Then also, can you comment on use of proceeds, the $4.2 billion in cash proceeds contributing it to the pension funds would clearly be more accretive than paying down debt with it. Is that a fair assumption for what you'll do?

Man                  As I said, we haven't determined the exact use of proceeds.
                     Pumping it into the VEBA could be equally accretive. It might be desirable. Again, we'll have to assess the capital needs, the liquidity position at the time of closing, but pension contributions, VEBA contributions are something we'd certainly consider.

R. Lache:            OK. Last question. Is there a collar on the transaction?

Man:                 There is no collar on the transaction.

R. Lache:            All right.  Thanks.

Operator:            Mike Bruynesteyn with Prudential Securities, please go
                     ahead with your question.

Mike Bruynesteyn:    Hi. Could you just explain this debt swap a little bit? Is there some mechanism whereby debt holders would want GMA stock? Is that what you're implying?

Man: No. Other companies have done various forms of this transaction. What we would have in mind -- I mean, debt holders would not be natural holders of this type of stock. The way the mechanics would work, Mike, the way they're typically done is we line up a bank or investment bank. It kind of rounds up GM Securities, and they could be CP short-term securities, even payables for cash. Then the bank exchanges the securities for the stock with GM, and then they do an offering of the stock. So I think from the public's perspective, it's more like a conventional stock offering. But by doing the exchange of securities, it's much more tax efficient from GM's perspective.

M. Bruynesteyn:      OK.  And is the 20% premium fixed in this transaction?

Man: What's fixed is the 1.3699 ratio, and based on Friday's close that would be roughly 20%.

M. Bruynesteyn:      OK, great.  Thanks a lot.

Operator:            Wendy Needham with CS First Boston, please go ahead with
                     your question.

Wendy Needham:       Good afternoon, Eric. I don't have the slides because I'm
                     out of the office, so maybe this is on the slides. Can you just go through the actual number of shares that are involved in all this, how many you own, and then how many you're turning over and how many you'll have left?

E. Feldstein:        They're not on the slides, so you didn't miss anything. We might be able to take you through it off line. Real quick, GM class H is about 880 million shares outstanding, GM implied share ownership is about 424 million. So about 1.3 billion shares if you include the GM and the Class H together. Maybe hard to run the math. There's an AOL conversion implied because they have a convertible, and after sort of the dust settles and the merger is effective, there's about 1.8 billion shares outstanding. Trying just to walk you through the math. So if you accept the merger, after the merger there's 1.8 billion. GM would redeem about
                     220, 230 million shares by redeeming its 4.2 billion. GM has got 195 million shares left. So 195 million shares left over about a billion eight is about 11%.

W. Needham:          OK.  And then of that 195, up to 100 you can sell off?

Man:                 You got it.

W. Needham:          OK. Then you mentioned a couple of times, as long as the
                     economic interest doesn't fall below 4.2 billion, but is there anything that would keep that from happening? I mean, practically speaking.

Man:                 Just some buying demand for Class H stock.

W. Needham:          Right.  OK.  But there's nothing in the transaction that --

Man: No. To the extent Class H stock fell below -- I don't have the number in front of me; if it hit a new 52 week low, a new low rather, yeah, there would.

W. Needham:          OK. Then the shares that are in the pension fund are not in any of these numbers that we just talked about?

Man: No. The shares from the pension fund are Class H holdings by the pension fund and are in the 877 that I mentioned to you. I guess you don't have the charts, but that's part of the existing Class H ownership of 53%.

W. Needham:          Great.  Thank you very much.

Operator:            Scott Hill with Sanford Bernstein, please go ahead with
                     your question.

Scott Hill:          Thank you.  In the PanAmSat side bar agreement, is there
                     also an assumption of debt that goes along with the $2.7 billion purchase?

Man: It's the acquisition by EchoStar of Hughes' 81% equity interest in PanAmSat, so EchoStar would then own 81% of the equity of PanAmSat. PanAmSat has some debt, so I'm not sure if I'm answering your question specifically. But they're basically taking this large interest in PanAmSat and everything that comes with it.

S. Hill: Right. I guess the conversation earlier today was around a $5 million fall back in term of PanAmSat; we're really seeing 2.7 billion. And I assume of that, then really GM's interest is really just their 30% equity stake in Hughes. Is that correct?

Man:                 No.

S. Hill:             If the deal was to fall through --

Man:                 Right.

S. Hill: And Hughes was to receive the $2.7 billion for the purchase by EchoStar of the 81% interest in PanAmSat, General Motors' equity interest in that $2.7 billion would be their equity interest in GMH.

Man: Let me try it again. If there's a failed transaction, EchoStar would pay Hughes $600 million and acquire the 81% interest in PanAmSat for 2.7 billion. Hughes' debt would go down because it now consolidates PanAmSat debt, so maybe that's what you're referring to.

S. Hill:             Exactly.

Man: And that is true. As the PanAmSat stock is acquired by EchoStar. From GM's perspective, we still have a 30% economic interest in Hughes. What used to be Hughes in equity interest in PanAmSat is now largely cash, and there's also the 600 million breakup fee. So nothing much has changed from GM's perspective. We still have an economic interest of 30% in Hughes, but the constitution of Hughes is a little bit different; instead of having an equity interest in path, it now has $2.7 billion.

S. Hill: And what's the consolidated debt of PanAmSat that would disappear?

Man:                 PanAmSat's debt at the moment is -- I'd have to check that.
                     I believe it's external debt is about 400 million or 500 million, but I'll check the number and get back to you.

S. Hill: OK. Secondly, has GM agreed to provide any minimum level of advertising to support to the combined entity moving forward?

Man:                 No.

S. Hill:             Thank you very much.

Operator:            Nick Lodaccaro with Lehman Brothers, please go ahead with
                     your question.

Nick Lodaccaro:      Hello. A couple were answered already, but I don't know if you said the number of shares of GMH that are still in the pension fund?

Man: The number of shares in the benefit plans, the pension and the VEBA is about 180 million I believe.

N. Lodaccaro:        OK. As far as the use of cash, you haven't said yet what
                     you're going to do, but could you talk about potentially being like a cash balance goal or a net cash goal of any sort? And also, just how you would err on the side of either accretion to earnings or reward to shareholders?

J. Devine:           Nick, this is John. Obviously, this is something we'll have to consider. It's a high quality problem to have. We'll go through it as we get closer to the closing of the deal, but we'll keep our focus on what we have to do here. It's nice to have choices. VEBA, as we talked about; Pension, other choices as well. So I consider this a high quality issue to wrestle with. We'll have a decision closer to the event I think.

N. Lodaccaro:        And as far as the credit agencies are concerned, obviously more cash is better, but the way that they've downgraded you, does that have any expectations of using the proceeds from Hughes?

Man:                 No.

N. Lodaccaro:        OK. Also, last question is, would you like to give us an
                     idea of the significant announcement that's coming out tomorrow?

Man:                 Where are you getting that?

N. Lodaccaro:        It just came across the tape:  GM Plans Significant at
                     Tuesday conference.

Man:                 I don't know what it is.

Man: October is going pretty well. Maybe we're going to talk about sales. I don't know. I'm not sure what that is, Nick. Maybe it was today's announcement, just a day late. We'll check.

Operator:            Sasha Kamper with Principal Capital Management, please go
                     ahead with your question.

Sasha Kamper:        I understand that Boeing has recently announced that they
                     want to pursue a purchase price adjustment on the Hughes business that they purchased in excess of a billion. If this transaction is successful, does that liability then rest with the new sign off Hughes or does that liability rest with GM?

Man: Boeing has made several claims against Hughes. They amount to somewhere in the range of $700 million to $800 million. Hughes believes it can settle that claim for something significantly below that. The only exposure to GM in connection with the claim from Boeing would be to the extent the claim exceeded $670 million. So our expected cost is zero, but technically we have an exposure of $100 million or so, to the extent they prevail by the claim above 670 million. The first 670 million would be incurred by the new company.

S. Kamper:           OK, thanks.

Operator:            Domenic Fumai with BNP Paribas, please go ahead with your
                     question.

Domenic Fumai:       Hi. Good afternoon, gentlemen. I have a couple of quick
                     question. I just want to clarify one point first of all.
                     Even if the transaction does not attain regulatory approval, does GM in fact get the 4.2 billion we've been talking about? I mean, is that already pretty much a done deal?

Man:                 No, that wouldn't be a done deal necessarily.

D. Fumai:            OK. So it is contingent upon receiving regulatory approval;
                     is that not correct? Because I think there's some confusion to the way it was worded on one of the presentations.

Man: The plan would be to do that $4.2 billion redemption after all approvals were secured, including the shareholder approval and regulatory approval. If regulatory approval fails, we'll have to reconsider, but we'll have to reconsider at that time.

D. Fumai:            OK. the other two questions I have, real quickly, concern
                     the bridge that GM has backed up and Charlie Ergen has pledged the collateral. Is this trust that he has -- what happens in the event that the collateral should fall with the price of EchoStar's stock should fall precipitously? Is the trust over-collateralized in such a way to guarantee your 2.75 billion?

Man: It's a complex agreement. At the outset, it's 100% collateralized so GM would be exposed to a precipitous decline in EchoStar's stock. However, as the bridge gets taken out or its external funding is secured and GM exposure goes down, collateral is released, but it requires that Charlie Ergen leave 120% of our exposure remaining. So over time the collateral should amount to 120% of our exposure.

D. Fumai:            OK.  And that's on a gradual basis I guess?

Man: As our exposure declines, either through the bridge being assumed by other banks or institutions or as external funding is raised, to the extent Charlie wants any of his collateral relief, he has to leave behind 120% collateral of GM's remaining exposure.

D. Fumai:            OK. My last question quickly relates to in the event there is a $600 million breakup fee if the deal doesn't obtain regulatory approval that goes to Hughes and also the sale of PanAmSat. As far as GM, this cash will be sitting on Hughes' balance sheet. Is there any limitations on the use of those funds, or is it pretty much unrestricted as for what Hughes can do with that money?

Man: Under those circumstances, GM would still own 100% of the asset base Hughes stock and have voting control, so while Hughes has use of the proceeds GM has certain ownership responsibilities.

D. Fumai:            All right.  Thank you.

Operator:            Saul Rubin with UBS Warburg, please go ahead with your
                     question.

Saul Rubin:          Good afternoon. The quick one here -- the 4.2 billion, I
                     just want to check, it seems as though that is dependent upon the market value at a certain time in the future in terms of how much of GM stake is received. It's not based on a number of shares; is that right?

Man: Right. We will redeem shares at the then prevailing closing price, but typically it's a five day trailing average. So if, for example, Class H stock fell below $10, our interest would begin to decline below 4.2 billion. But it is based on the closing price or the five days leading up to closing.

S. Rubin:            OK.  So in [crosstalk] time?

Man: To the extent the Class H stock were $20, we'd obviously have to relinquish many viewer shares to receive our 4.2 billion. So we're basically selling our shares back to Hughes at market.

S. Rubin:            Then with respect to what you would do with the remaining
                     interest, the debt for equity swap is a possibility limited to 100 million shares. After that, what are the tax implications of the other opportunities? I assume a distribution pro rata would be tax free. What about this idea of selling in the market over time?

Man: You're correct. The distribution pro rata, the one and two-thirds would be tax free provided it's done at closing, and the tax implications of any other attained interest, first we would have to hold that for two years and thereafter disposal divestiture would be taxable.

S. Rubin:            OK.  And further debt for equity swap would be a taxable
                     event; is that right?

Man: The current thinking is we could actually do the debt exchange, debt equity swap, up to six months after closing on a tax free basis. So we could do it any time from today through six months after closing on a tax free basis.

S. Rubin:            OK, thanks. Finally, a follow-up to the previous
                     questioner, if the deal doesn't go through, $3.3 billion goes into Hughes, PanAmSat and the 600 million. Are there any plans about how GM would -- whether that would be delivered from Hughes into GM some way?

Man: That remains a possibility, but we'd have to consider the situation at the time.

S. Rubin:            OK, good.  Thank you.

Man: Let me just address a question that I didn't have the answer. It was on PanAmSat. PanAmSat has about $800 million of external debt. They've got 2.5 billion together; 1.7 billion is a debt obligation to Hughes, so that's consolidated debt. But they have 800 million of external debt, which was a question raised a little earlier.

Operator:            Mike Bruynesteyn with Prudential Securities, please go
                     ahead with your follow-up question.

M. Bruynesteyn:      Thanks; a follow-up question. In terms of your
                     recollection, has GM ever failed to regulatory approval for a major transaction that was seeking?

Man: Unfortunately, I know one well. Allison [sp] Transmission to Zedeff [sp] failed to secure regulatory approval in 1993. That's the only one I can think of.

M. Bruynesteyn:      And going into that transaction, were you equally as
                     confident as you are now?

Man:                 I don't know how to compare the confidence levels, Mike.

M. Bruynesteyn:      OK. Is it possible to add more H or new EchoStar to the
                     pension fund and the VEBA, or are they full up now based on maximums that they might be allowed to have any particular security?

Man: That's a good question. When we did the transaction in mid 2000, we stated there were limitations on employer securities in the benefit plans, and we had topped up the pension, the VEBA, close to those limits. After the spin-off and merger, this stock no longer represents an employer security, so that limitation no longer applies. So there may be some more room. On the other hand, we'd want to consider just how much stock the pension fund or the VEBA was holding, and that may have some implications on what value is attributed to it; it goes [unintelligible]. So it remains an opportunity and a possibility, but there are some considerations.

M. Bruynesteyn:      All right.  Thanks.

P. Schmitt:          Operator, this is Paul Schmitt. We understand there are no more questions. Before I turn the meeting over to John
                     Devine for a couple of concluding comments, Niccalo [sp]
                     Lodaccaro raised a question a little bit earlier about a significant announcement tomorrow. We do understand that GM will make an announcement related to advance vehicle technology and fuel sales. So watch for that tomorrow. At this point now, John, if you have any closing comments.

J. Devine:           Thanks, Paul. Just a brief one. A couple points I'd like to make. Obviously we're very pleased to make today's announcement. There's a lot of work to be done on this combination before it can get closed. Obviously, we've talked about regulatory, there's tax ruling. Obviously, we'll stay involved very closely with this at GM and at Hughes to get this thing closed, but I'd have to say we're very pleased to announce it today. We think it's a great combination, we think it's a great effort for the shareholder of GM and GMH; so we think it's a good result.

                     The second thing I'd like to say about the process -- I know you're all reading a lot about it; some of it is true, some of it's not. But the point I'd like to make, it has been recently certainly, a very competitive process. There was a lot of very careful review at the board level, at the management level; you've read some about it. That's exactly what has to happen to make it work for shareholders, and we think that's been a good process, we think the result is very good, and despite the publicity we think it's been a very good process and a very good result.

                     Lastly, I'm happy to report that some of us can spend more time now in the automotive business, and we're all very pleased about that. So good to talk to you, and we'll talk to you soon.

Man:                 Thank you very much everyone.

Operator:            Ladies and gentlemen, that does conclude your conference
                     for today. You may all disconnect, and thank you for participating.